

Statement of Financial Condition

Wells Fargo Clearing Services, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2025

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2025

(With Report from Independent Registered Public Accounting Firm Thereon)

OMB APPROVAL
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SEC FILE NUMBER
8-37180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wells Fargo Clearing Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rakesh Patel	(704) 715-9832	rakesh.patel2@wellsfargo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West, 375 Ninth Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rakesh Patel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wells Fargo Clearing Services, LLC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Rakesh Patel   Digitally signed by Rakesh Patel
Date: 2026.02.20 16:14:20 -05'00'

Title:

Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Wells Fargo Clearing Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Clearing Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 25, 2026

WELLS FARGO CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Assets

Cash	$	1,557,554
Cash and securities segregated under federal and other regulations		455,578
Securities purchased under agreements to resell		1,871,439
Receivable from brokers, dealers and clearing organizations		437,631
Receivable from customers, net		17,797,783
Loans and notes receivable from financial advisors, net		2,492,327
Financial instruments owned, at fair value		173,232
Property, equipment and leasehold improvements, net		308,989
Lease right of use assets		380,395
Goodwill and intangible assets		1,246,526
Receivable from affiliates		29,809
Other assets		776,269
Total assets	$	27,527,532

Liabilities and Member's Equity

Borrowings	$	683,691
Payable to brokers, dealers and clearing organizations		4,649,564
Payable to customers		2,501,252
Financial instruments sold, not yet purchased, at fair value		34,317
Lease liabilities		426,178
Payable to affiliates		285,984
Accrued compensation and benefits		618,517
Deferred compensation plan liabilities		1,804,517
Accrued expenses and other liabilities		478,833
Total liabilities		11,482,853
Member's equity		16,044,679
Total liabilities and member's equity	$	27,527,532

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

(1)   Organization and Nature of Business

Wells Fargo Clearing Services, LLC (the Company) is wholly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in Saint Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

The Company's primary business activities include securities brokerage, investment advisory, asset management services and clearing services. The Company self-clears all customer security transactions.

The chief operating decision maker (CODM) of the Company is the chief executive officer (CEO). The CODM uses net income that is reported on the Company's Statement of Operations to monitor actual results versus prior periods and planned amounts to assess performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 18), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is total assets as reported on the Company's Statement of Financial Condition. Significant expense categories and amounts that are regularly provided to the CODM are reported on the Company's Statement of Operations. The company derives revenue primarily in the United States.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

Accounting Standards Adopted During Current Year

In 2025, the Company adopted FASB ASU 2023-09 *Improvements to Income Tax Disclosures,* which requires all public entitles, including those entities disregarded for federal taxes, to disclose the net difference between the tax bases and the reported amounts of the entity's assets and liabilities per ASC 740-10-50-16.

Cash and securities segregated under federal and other regulations

Cash and securities segregated under federal and other regulations represents cash and qualified securities set aside to satisfy requirements under Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

Securities Transactions

Trading securities held to accommodate expected customer order flow are recorded on the trade date, as if they had settled. Profit and losses arising from all securities transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value. Changes in unrealized appreciation (depreciation) arising from fluctuations in fair value along with gains and losses on the sale of securities held to accommodate expected customer order flow are included in transactional revenue in the accompanying Statement of Operations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in receivables from and payables to brokers, dealers and clearing organizations in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender in exchange for securities. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company minimizes credit risk associated with securities borrowed and loaned by daily monitoring collateral values and, when applicable, requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $1,908,596 as of December 31, 2025, consisting of U.S. government agency mortgage backed securities and U.S. treasuries. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has segregated $0 of the collateral associated with its repurchase agreements.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, securities under agreements to resell, receivable from affiliates, borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Financial instruments owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under Securities Exchange Act Rule 15c3-3 (see Note 4) are recorded at fair value, which is determined by using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Derivatives

Derivatives are recorded in the financial statements at fair value. The Company uses derivatives as economic hedges to manage market risks associated with the Company's deferred compensation plan liability (see Note 15). In an economic hedge, the effect of change in fair value is generally offset by the unrealized gain or loss on the derivatives linked to the hedged assets and liabilities. Realized and unrealized gains related to this hedge are recorded as offsets to compensation and benefits expense in the Statement of Operations. Cash collateral related to derivatives is exchanged with the counterparty, Wells Fargo Bank, N.A. (WFBNA), and is

recorded as an offset to the derivative fair value asset or liability balance in the Statement of Financial Condition. This cash collateral, also referred to as variation margin, is exchanged based upon derivative fair value changes, typically on a one-day lag.

By using derivatives, the Company is exposed to counterparty credit risk, which is the risk that counterparties to the derivative contracts do not perform as expected. If WFBNA fails to perform, the counterparty credit risk is equal to the amount reported as a derivative asset on the Statement of Financial Condition. At December 31, 2025, the Company recorded no derivative assets and $14,157 of derivative liabilities, which are included in accrued expenses and other liabilities in the Statement of Financial Condition.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over the expected life of the asset, generally three to five years. The Company periodically reviews the estimated useful lives of its property, equipment and leasehold improvements.

Lessee Activity

The Company enters into operating lease agreements to obtain the right of use (ROU) assets for its business operations, substantially all of which are real estate. Lease liabilities and ROU assets are recognized when the Company enters into operating leases and represent its obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications, resolution of certain contingencies involving variable consideration, or the Company's exercise of options (renewal, extension, or termination) under the lease.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were deemed probable of exercise when measured. The lease payments are discounted using a rate determined when the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company estimates a discount rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

The Company presents operating lease related liabilities within lease liabilities and the related operating lease ROU assets in lease right of use assets in the Statement of Financial Condition. The amortization of operating lease ROU assets and the accretion of operating lease liabilities

are reported together as fixed lease expense and are included in occupancy and equipment expense in the Statement of Operations. The fixed lease expense is recognized on a straight-line basis over the life of the lease.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of the Company's payments for the use of the asset based on changes in factors such as consumer price indices, fair market value, tax rates imposed by taxing authorities, or lessor cost of insurance. To the extent not included in operating lease liabilities and operating lease ROU assets, these variable lease payments are recognized as incurred in occupancy and equipment expense in the Statement of Operations.

The Company accounts for amounts paid for maintenance or other services as lease payments.

Goodwill

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Impairment exists when the carrying value of a reporting unit exceeds its respective fair value. The Company tests goodwill annually in the fourth quarter, or more frequently under certain conditions, for impairment at the reporting unit level. The Company identifies reporting units to be assessed for goodwill impairment at the reportable operating segment level or one level below. The Company has one goodwill reporting unit.

The Company has the option of performing a qualitative assessment of goodwill. The Company may also elect to bypass the qualitative test and proceed directly to a quantitative test. If the Company performs a qualitative assessment of goodwill to test for impairment and concludes it is more likely than not that a reporting unit's fair value is greater than its carrying amount, quantitative tests are not required. However, if it is determined more likely than not that a reporting unit's fair value is less than its carrying amount, the Company will complete a quantitative assessment to determine if there is goodwill impairment.

In the fourth quarter of 2025, the Company elected to perform a qualitative assessment of the reporting unit's goodwill and determined that it was more likely than not that our reporting unit's fair value was greater than its carrying amount. As of December 31, 2025, the Company concluded that goodwill was not impaired.

Intangible Assets

The Company made an upfront payment of $13,800 to a third party financial advisor for their book of business. This payment will be amortized over 10 years. The purchase price less accumulated amortization of $3,565 for a total intangible asset value of $10,235 as of December 31, 2025 is included in goodwill and intangible assets on the Statement of Financial Condition.

(Dollars in thousands)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen. Although the Company is a disregarded entity for federal income tax purposes and does not record income taxes under ASC 740, in accordance with ASC 740-10-50-16, management has evaluated the net difference between the tax bases and the reported amounts of the Company's assets and liabilities. The difference as of December 31, 2025 was $2,601,659.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for year ended December 31, 2025. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2017 and forward.

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the financial statements.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company did not recognize any interest or penalties in the year ended December 31, 2025. At December 31, 2025, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and amounts of income and expense for the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables, tax withholding payables, dividends payable, and legal reserves.

(Dollars in thousands)

(3) Cash and Securities Segregated Under Federal and Other Regulations

The Company is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. The Company performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, which enables broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). At December 31, 2025, the Company segregated qualifying securities with a fair value of $0 and cash of $383,590 for the exclusive benefit of customers, of which $383,590 met the definition of segregated funds pursuant to the Customer Protection Rule. The Company also segregated cash of $71,988 in a special reserve bank account for PAB as of December 31, 2025.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2025, the fair value of this collateral was $24,086,301 of which $6,898,106 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted in the Statement of Financial Condition against the related collateralized asset or liability. The Company receives securities as collateral that are not recognized in the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, US GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

The following table shows the Company's securities financing agreements as of December 31, 2025:

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	2,022,371
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		2,022,371
Non-cash collateral received not recognized in Statement of Financial Condition (2)		2,017,458
Net amount	$	4,913
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	4,527,136
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		4,527,136
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		4,611,296
Net amount	$	(84,160)

(1) Includes $1,871,439 reported in securities purchased under agreements to resell and $150,932 reported in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited as required by US GAAP to the amount of the recognized asset receivable from each counterparty.

(3) Includes $4,527,136 reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited as required by US GAAP to the amount of the recognized liability owed to each counterparty.

(6)   Repurchase and Securities Lending Arrangements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to repurchase and securities lending contracts and that collateral is properly returned through the clearing and settlement process.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2025:

	Total Gross Obligation
Securities lending (1)	
U.S. government and agency obligations	$ 106,953
Corporate obligations	—
Equity securities	2,314,143
Total securities lending (2)	2,421,096
Total repurchases and securities lending	$ 2,421,096

(1) Securities lending transactions are conducted under enforceable MRAs and MSLAs that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.
(2) Amount is reported in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

(7) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The Company's receivables from brokers, dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash paid for securities lending and borrowing activities. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. As a result of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivable from and payable to brokers, dealers and clearing organizations consists of the following at December 31, 2025:

Receivable from brokers, dealers and clearing organizations:	
Deposits paid for securities borrowed	$ 150,931
Securities failed to deliver	23,466
Receivable from clearing organizations	223,443
Receivable from broker-dealers	39,791
	$ 437,631
Payable to brokers, dealers and clearing organizations:	
Deposits received from securities loaned	$ 4,527,135
Securities failed to receive	27,421
Payable to clearing organizations	48,172
Payable to broker-dealers	46,836
	$ 4,649,564

(Dollars in thousands)

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with the settlement of cash transactions and securities-based lending transactions. Receivable from customers consists primarily of non-purpose and margin loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted at WFBNA. Payable to customers consists primarily of customer free credits.

Margin and non-purpose loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. The borrowers of a non-purpose or margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process, monitors customer activity, and assesses the amount of unsecured customer receivables for exposure. When the receivable from a brokerage customer is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral.

Receivable from customers is reported net of the allowance for doubtful accounts, which was $0 at December 31, 2025.

(9) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2025, financial instruments owned and financial instruments sold, not yet purchased consist of the following, at fair value:

	Financial Instruments owned	Financial Instruments sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$ 4,348	$ —
U.S. government and agency obligations	60,926	28,991
State and municipal government obligations	98,235	—
Corporate obligations	7,782	5,208
Equity securities	1,941	118
Total	$ 173,232	$ 34,317

(10) Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Financial instruments owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

The balances of assets and liabilities measured at fair value by level as of December 31, 2025, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ —	$ —	$ —	$ —
Financial instruments owned:				
Bankers' acceptances, commercial paper and certificates of deposit	$ 4,348	$ —	$ 4,348	$ —
U.S. government and agency obligations	60,926	57,226	3,700	—
State and municipal government obligations	98,235	—	98,235	—
Corporate obligations	7,782	—	7,782	—
Equity securities	1,941	—	1,941	—
Total financial instruments owned	$ 173,232	$ 57,226	$ 116,006	$ —
Financial instruments sold, not yet purchased:				
U.S. government and agency obligations	$ 28,991	$ 28,496	$ 495	$ —
State and municipal government obligations	—	—	—	—
Corporate obligations	5,208	—	5,208	—
Equity securities	118	—	118	—
Total financial instruments sold, not yet purchased	$ 34,317	$ 28,496	$ 5,821	$ —

(11) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2025:

Property and leasehold improvements	$ 609,544
Furniture and equipment	183,385
Capitalized software	30,080
Communications and computer equipment	125,089
	948,098
Accumulated depreciation and amortization	(639,109)
Total	$ 308,989

(Dollars in thousands)

(12) Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services.

The Company has agreements with WFC and its affiliates for general and administrative services which are directly billed.

The Company receives investment advisory services from Wells Fargo Investment Institute, Inc.

The Company also has an agreement with Wells Fargo Securities, LLC (WFS) to remit 20% of the retail selling concessions retained as consideration for involvement in syndicate services led by WFS.

Clearing Services

The Company provides retail clearing services for its affiliates, FINET and WFS. The Company collects revenues from customers on behalf of these affiliates from which it deducts its retail clearing service fees. At December 31, 2025, the Company owed $27,252 to FINET and $0 to WFS which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company funds margin and non-purpose loan balances of FINET retail customers.

The Company enters into securities transactions with affiliates. At December 31, 2025, the Company had securities failed to receive of $0 from WFS. At December 31, 2025, the Company had $0 of securities failed to deliver to WFS which is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Money Market

Receivables of $3,596 from WFBNA related to settlement of money market overnight deposit balances are included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Securities Lending Activities

(Dollars in thousands)

The Company had $31,248 due from WFS related to securities borrowed at December 31, 2025, which is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

At December 31, 2025, the Company also had $2,121,113 payable to WFS related to securities loaned, which is included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

The Company participates in reverse repurchase agreements with WFCH and WFBNA. At December 31, 2025, the Company had $560,300 outstanding with WFCH and $1,311,139 with WFBNA, which are included in securities purchased under agreements to resell in the Statement of Financial Condition.

Other

The Company has executed an equity total return swap agreement with WFBNA to economically hedge its deferred compensation liability (see Note 15). At December 31, 2025, the Company had $2,313 outstanding dividends receivable related to this arrangement, which is included in other assets in the Statement of Financial Condition.

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2025, the Company had a payable to WFBNA totaling $276,208, which is included in payable to affiliates in the Statement of Financial Condition.

At December 31, 2025, the Company had $29,809 receivable from WFC and its affiliates for other shared services not disclosed above, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $9,776 to WFC and its affiliates for payroll, technology and other shared services, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Loans and Notes Receivable from Financial Advisors, Net

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed fifteen years.

(Dollars in thousands)

Loans and notes receivable from financial advisors are reported net of credit losses of $172,771 as of December 31, 2025.

(14) Financing

The Company has in place lines of credit agreements with its affiliates. The interest rate charged on those agreements is the daily Secured Overnight Funding Rate ("SOFR") with an additional premium referred to as basis points ("bs pts"). Those agreements and the balances outstanding are reflected in the below table as of December 31, 2025:

Committed/ Uncommitted	Lending Affiliate	Notional Amount	Balance Outstanding	Interest Rate	Date of Agreement	Termination Date
Committed	WFCH	3,000,000	—	SOFR + 104 bs pts	6/20/2024	6/18/2027
Uncommitted	WFCH	6,000,000	681,740	SOFR + 76 bs pts	2/13/2025	8/13/2027
Uncommitted	WFCH	5,000,000	—	SOFR + 102 bs pts	2/22/2024	2/22/2027
		$14,000,000	$681,740			

The Company had interest payables of $1,951 to WFCH as of December 31, 2025, reflected in borrowings on the Statement of Financial Condition.

15) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after 1 month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. With some exceptions, employees with one year of service who are employed in a benefit-eligible position on December 15 are eligible to receive the matching contributions, which are dollar for dollar up to 6% of certified compensation. The 401(k) Plan also includes a non-discretionary base contribution of 1% of certified compensation for employees with annual compensation of less than $75,000. Eligible employees are 100% vested in their matching contributions and base contributions after three years of service. Base and matching contributions are made annually at year-end. The 401(k) Plan provides installment payment options to the existing lump sum and partial lump sum distribution options as well as to offer optional investment advisory services.

Deferred Compensation and Stock-Based Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.
Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. In May 2020, the Company entered into

(Dollars in thousands)

arrangements to transition economic hedges of the deferred compensation liability from equity securities to derivative instruments. Derivative transactions can be measured in terms of notional amount, but this amount is not recorded in the financial statements and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is generally not exchanged, but is used only as the basis of which interest and other payments are determined. On a daily basis, variation margin related to these derivative transactions are settled between the Company and its counterparty. At December 31, 2025, the notional amount of derivative contracts was $1,998,257.

The Company participates in various stock-based compensation plans of WFC under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be granted periodically to certain employees. Restricted shares, RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

(16) Dividends

For the year ended December 31, 2025, the Company paid $500,000 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(17) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, which was $107,031 at December 31, 2025.

At December 31, 2025, the Company had net capital of $10,286,498 which was $10,179,467 in excess of its required minimum net capital. At December 31, 2025, the Company's net capital balance was 192.22% of aggregate debit balances.

(18) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill

its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers through a revolving line collateralized by the customers' cash and securities. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(19)   Leasing Activity

The Company leases office space primarily related to its branch network under operating leases expiring at various dates through the year 2034.

Minimum future rental payments on operating leases at December 31, 2025, are displayed in the following table. Information on the remaining average lease term and discount rate are also included below.

Years ending December 31:		Lease payments (in thousands, except for weighted averages)
2026	$	119,617
2027		101,398
2028		81,970
2029		61,737
2030		47,009
Thereafter		122,718
Total lease payments		534,449
Less: imputed interest		108,271
Total operating lease liabilities	$	426,178
Weighted average remaining lease term (in years)		5.8
Weighted average discount rate		4.7 %

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Some of the Company's leases contain escalation clauses and renewal options. The Company does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that the Company will exercise them. As of December 31, 2025, the Company had additional operating lease commitments of $24,897 for leases not yet commenced. These leases will commence in 2026 and have lease terms of less than 11 years.

(20) Guarantees, Commitments and Contingent Liabilities

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what it believes is an extremely remote possibility, where the value of our interests and any associated collateral declines to zero. The maximum exposure to loss related to our clearing arrangements at December 31, 2025, is $266,993.

Litigation and Regulatory Matter Contingencies

WELLS FARGO CLEARING SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2025

(Dollars in thousands)

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage, and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Cash Sweep Litigation (August 2024)

Seven class actions were filed in federal courts against Wells Fargo & Co., the Company, and Wells Fargo Bank (collectively, "Wells Fargo") regarding Wells Fargo Advisors' bank deposit sweep program. These class actions were consolidated in the United States District Court for the Northern District of California. Plaintiffs alleged that the cash sweep program benefits Wells Fargo disproportionately and offers lower rates than the market. Plaintiffs seek to represent all customers affected by the program, claiming breach of fiduciary duty, breach of contract, and other violations. In April 2025, plaintiffs filed a consolidated complaint, and Wells Fargo moved to dismiss the complaint. The court dismissed some claims, but plaintiffs' claims for breach of contract on the failure to pay a reasonable rate, breach of covenant of good faith and fair dealing, and breach of fiduciary duty claims brought by advisory clients will proceed against Wells Fargo Clearing Services only. The class certification hearing is scheduled for March 2026. Mediation in November 2025 was unsuccessful.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include non-cancelable clauses and indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2025, related to these indemnification clauses.

(Dollars in thousands)

(21) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2025, through February 25, 2026, the date the Company issued its financial statements. On February 25, 2026, the Company's board of directors approved a dividend of $1,000,000 to be paid to WSFH on or before March 31, 2026.